                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                    FORM 11-K



    (Mark One)

       [X]                        Annual Report
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2002



                                       OR



       [_]       Transition report pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                         Commission File Number 33-26867


                LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN
                               (Title of the Plan)



                            LYONDELL CHEMICAL COMPANY
                              1221 McKinney Street
                                    Suite 700
                              Houston, Texas 77010

                    (Name and address of principal executive
                     office of the issuer of the securities)

                LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Report of Independent Auditors                                                2

Financial Statements:

        Statements of Net Assets Available for Benefits                       3

        Statement of Changes in Net Assets Available for Benefits             4

        Notes to Financial Statements                                         5

Supplemental Schedules are not required at the plan level and have been omitted.

                         REPORT OF INDEPENDENT AUDITORS

To the Participants and Benefits Administrative Committee of the
Lyondell Chemical Company 401(k) and Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lyondell Chemical Company 401(k) and Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP


Houston, Texas
June 24, 2003

                LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                             December 31,
                                                                               ------------------------------------------
                                                                                     2002                     2001
                                                                               ------------------      ------------------
ASSETS
Investments, at fair value:
Participant - Directed Investments:
    Investment in Lyondell Chemical, Equistar Chemicals,
        and Lyondell-Citgo Plans Master Trust                                  $      212,997,539      $      260,635,771

Nonparticipant - Directed Investments:
    Investment in Lyondell Chemical, Equistar Chemicals,
        and Lyondell-Citgo Plans Master Trust                                          73,369,870              54,234,070
                                                                               ------------------      ------------------
        Net assets available for benefits                                      $      286,367,409      $      314,869,841
                                                                               ==================      ==================

                       See Notes to Financial Statements.

                LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the year ended December 31, 2002

                                                         Participant           Nonparticipant              Plan
                                                          Directed                Directed                 Total
                                                      -----------------       ----------------        ---------------
Contributions:
    Employer                                          $             - -       $      9,225,538        $     9,225,538
    Participant                                              14,080,242              1,097,567             15,177,809
    Rollover                                                    454,339                    - -                454,339
                                                      -----------------       ----------------        ---------------
        Total                                                14,534,581             10,323,105             24,857,686
                                                      -----------------       ----------------        ---------------

Investment loss:
    Lyondell Chemical, Equistar Chemicals,
        and Lyondell-Citgo Plans Master Trust               (30,792,474)              (332,219)           (31,124,693)
                                                      -----------------       ----------------        ---------------
            Net investment loss                             (30,792,474)              (332,219)           (31,124,693)
                                                      -----------------       ----------------        ---------------

Benefits paid to participants                               (21,357,002)            (2,788,248)           (24,145,250)
                                                      -----------------       ----------------        ---------------

Loan activity:
    Participant borrowings                                    1,749,212             (1,749,212)                   - -
    Participant repayments                                   (1,382,498)             1,382,498                    - -
                                                      -----------------       ----------------        ---------------
        Net loan activity                                       366,714               (366,714)                   - -
                                                      -----------------       ----------------        ---------------

Transfer activity:
    Net transfer from Participant-Directed
        Investments to Nonparticipant-Directed
            Investments                                     (13,054,497)            13,054,497                    - -
    Net transfers from Equistar Chemicals, LP
        Savings and Investment Plan                           1,773,191                    - -              1,773,191
    Net transfers from LYONDELL-CITGO
        Refining Company Ltd. 401(k) and Savings
            Plan for Non-Represented Employees                  151,104                    - -                151,104
    Other, net                                                  740,151               (754,621)               (14,470)
                                                      -----------------       ----------------        ---------------
            Net transfer activity                           (10,390,051)            12,299,876              1,909,825
                                                      -----------------       ----------------        ---------------

Net increase (decrease )                                    (47,638,232)            19,135,800            (28,502,432)

Net assets available for benefits:
    Beginning of period                                     260,635,771             54,234,070            314,869,841
                                                      -----------------       ----------------        ---------------
    End of period                                     $     212,997,539       $     73,369,870        $   286,367,409
                                                      =================       ================        ===============

                       See Notes to Financial Statements.

                LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

General--The Lyondell Chemical Company 401(k) and Savings Plan ("Plan") is a defined contribution plan for employees and vested former employees of Lyondell Chemical Company ("Lyondell" or "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the plan document for a complete description of the Plan.

Plan Administration--The Plan is administered by the Lyondell Benefits Administrative Committee. Fidelity Retirement Services Company (FIRSCO) is the Plan's recordkeeper. Plan assets are maintained in the Lyondell Chemical, Equistar Chemicals, and Lyondell-Citgo Plans Master Trust ("Master Trust") under the custody of Fidelity Management Trust Company ("Trustee"). The Trustee makes payments as authorized by the Plan. Lyondell pays all administrative expenses of the Plan.

Contributions--Participants are allowed to contribute from 1 percent to 50 percent of their base pay to the Plan through pre-tax payroll deductions ("Elective Deferrals") and from 1 percent to 10 percent of their base pay through after-tax payroll deductions ("Savings Contributions"). Prior to April 1, 2002, Lyondell made matching Company contributions to eligible participant accounts at the rate of 160 percent of the Elective Deferrals up to a maximum Company contribution of 8 percent of each participant's eligible base pay, with the exception of the represented employees at the Company's Lake Charles, Louisiana facility who received a Company contribution equal to 100 percent of the Elective Deferrals up to a maximum Company contribution of 4 percent of each participant's eligible base pay. Effective April 1, 2002, Lyondell makes matching Company contributions to eligible participant accounts at the rate of 100 percent of the Elective Deferrals up to a maximum Company contribution of 6 percent of each participant's eligible base pay. There was no change in the Company contribution to the represented employees at the Company's Lake Charles, Louisiana facility. Participants are eligible for Company contributions immediately upon enrollment into the Plan. Any employee/participant who was hired before April 1, 2002 is fully vested in and has a nonforfeitable right to all Company contributions and earnings thereon. Any employee/participant who was hired on or after April 1, 2002 shall be vested in and have a nonforfeitable right to all Company contributions and earnings thereon on the earlier of the date the Participant (i) attains three years of vesting service; (ii) dies;
(iii) attains normal retirement age, or (iv) becomes disabled and is eligible for long-term disability benefits under a plan sponsored by the Company, a subsidiary or affiliate.

Investment Election--All participant assets are held in the Master Trust. The Trustee, in accordance with the options selected by each participant thereon, invests participant contributions and earnings. The Plan does not own specific securities or other assets in the Master Trust, but has an ownership interest in each underlying selected fund within the Master Trust. Contributions to, withdrawals from and transfers between investment options by the participants are appropriately charged or credited to each underlying fund.

Participants may invest in Lyondell common stock held under the ESOP part of the Plan as described under Section 4975(e)(7) of the Internal Revenue Code. Dividends on Lyondell common stock are reinvested in Lyondell common stock, unless the participant elects direct dividend payment as allowed by the Plan. All Company matching contributions are used to purchase Lyondell common stock. A participant, at any time by a change in investment directions, may direct that shares of Lyondell common stock be converted to cash and the proceeds, less any applicable sales expenses, be invested in another investment option.

                LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

Allocation of Investment Income (loss)--Investment income (loss) on investments held by the Master Trust is allocated to participant accounts based on each participant's prorata share of the underlying investment option. The accompanying statement of changes in net assets includes the Plan's proportionate share of investment income (loss) from investments held by the Master Trust.

Withdrawals and Borrowings--If a participant terminates employment for any reason, the participant's account balance will be distributed upon attainment of age 65 or anytime the participant makes application to receive the funds prior to age 65. If the participant's account balance is $5,000 or less, the participant's account balance will be distributed as soon as practicable.

The Plan permits withdrawals of Elective Deferrals under certain hardship conditions as defined by the Plan and granted by the Benefits Administrative Committee. Savings Contributions may be withdrawn in total or partial amounts as defined by the Plan.

Withdrawals are made in a lump sum cash payment, although a participant may elect to receive Lyondell common stock or former employer stock (BP Amoco p.l.c. American Depository Shares ("BP ADS")) to the extent assets are held in the form of such stock. Distributions upon retirement or termination have generally been in Lyondell common stock or BP ADS to the extent assets were held in the form of such stock, and in cash to the extent invested in any other investment funds maintained under the Plan.

The Plan provides for employees to borrow up to 50 percent of their account balance, as defined by the Plan and subject to a minimum and maximum borrowing level. The interest rate currently charged for loans is a fixed rate equal to the average prime rate reported in The Wall Street Journal as of the last business day of the month preceding the date the loan application was received by the Benefits Administrative Committee, subject to a 6% maximum while a participant is on military leave of absence. The loans are secured by the balance in the participant's account and bear interest rates ranging from 4.25 percent to 9.5 percent. Repayment periods range from one to five years for general-purpose loans and one to ten years for residential loans and are paid ratably through payroll deductions. Repaid principal and interest are added to investment funds according to the current investment elections of the participant. The loans are carried at their face amount.

Forfeited Accounts--At December 31, 2002, forfeited nonvested accounts totaled approximately $397. These accounts will be used to reduce future Company contributions.

Termination Provision--Although it has not expressed any intent to do so, Lyondell has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all participants will be fully vested in their accounts and all assets of the Plan will continue to be held for distribution to participants as provided in the Plan.

                LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

2.  Summary of Significant Accounting Policies

Basis of Accounting--The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition--The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Investment funds are valued at net asset value as of the last business day of the periods presented, which is the fair value of all securities held plus accruals for dividend income and interest income. Short-term and certain other investments are valued at cost, which approximates fair value. Purchases and sales of securities are accounted for on the trade date. Gains or losses on the sale or distribution of securities are computed on an average cost basis. Dividend income is accrued on the ex-dividend date and interest income is accrued as earned. The net appreciation or depreciation in the fair value of investments, which consist of the realized gains or losses and the unrealized appreciation or depreciation on those investments, is included in "Investment income (loss)" in the Statement of Changes in Net Assets Available for Benefits.

Transfer Activity--Transfer activity includes transfers to and from other plans participating in the Master Trust.

Nonparticipant-directed Investments--As described in Note 1, all Company matching contributions are used to purchase Lyondell common stock. In addition, Plan participants have the ability to direct their own contributions toward the purchase of Lyondell common stock. Participants may at any time and with no restrictions direct any Lyondell shares, including those purchased with the Company's matching contribution, to be sold with the proceeds redirected to another investment option of the participants' choosing.

Prior to the 2002 plan year, separate investment funds were maintained for the Lyondell common stock purchased with the Company's matching contribution, and that purchased at the participants' own direction. The Lyondell stock fund purchased with the Company's matching contribution was considered nonparticipant-directed and was reflected as such in the Plan's Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2001, and in the Master Trust's Statement of Net Assets Available for Benefits at December 31, 2001. All Lyondell common stock purchased at the Participants' option was included in participant-directed investments as of and for the year ended December 31, 2001.

In 2002 both Lyondell stock funds were merged such that Lyondell common stock purchased with the Company's matching contribution is now indistinguishable from that purchased at participants' direction. Because the participant-directed and nonparticipant-directed amounts can not be separately determined, the entire Lyondell stock fund is considered nonparticipant-directed and is reflected accordingly in the Plan's Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002, and the Master Trust's Statement of Net Assets Available for Benefits at December 31, 2002. Lyondell stock totaling approximately $31 million, representing the balance of Lyondell common stock considered participant-directed investments as of December 31, 2001, is included in transfers to nonparticipant-directed investments in the 2002 Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits--Benefit payments to participants are recorded upon distribution.

Use of Estimates--The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties--The Master Trust provides for various investment options in any combination of stocks, bonds and mutual funds. Investment securities are exposed to various risks, such as market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the

                LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

3. Tax Status

The Plan is a qualified plan under Sections 401(a) and (k) of the Internal Revenue Code of 1986, as amended ("the Code"), and is a qualified employee stock ownership plan under Section 4975(e)(7) of the Code. The Plan has received a favorable determination letter from the Internal Revenue Service dated July 20, 2001. The plan has been amended since receiving the determination letter. However, the Benefits Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision is made for federal income taxes.

4. Reconciliation of the Plan Financial Statements to Schedule H of the Form
5500

The following is a reconciliation of the Plan's net assets available for benefits per the financial statements at December 31, 2002 and 2001 to Schedule H of the Form 5500:

                                                                                     December 31,
                                                                       ----------------------------------------
                                                                             2002                    2001
                                                                       ----------------        ----------------
Net assets available for benefits per the financial statements            $ 286,367,409           $ 314,869,841
Deemed distributions of participant loans                                       (15,668)                     --

                                                                       ----------------        ----------------
Net assets available for benefits per Schedule H of the Form 5500         $ 286,351,741           $ 314,869,841
                                                                       ================        ================

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2002 to Schedule H of the Form 5500:

                                                                                                      2002
                                                                                                ---------------
Total benefits paid to participants per the financial statements                                  $  24,145,250
Deemed distributions of participant loans                                                                15,668

                                                                                                ---------------
Total expenses per Schedule H of the Form 5500                                                    $  24,160,918
                                                                                                ===============

Amounts allocated to deemed distributions of participant loans are recorded as an investment in the financial statements and recorded as an expense on Schedule H of the Form 5500.

Deemed Distribution--A participant loan is deemed distributed during the plan year under the provisions of Internal Revenue Code section 72(p) and Treasury Regulation section 1.72(p) if the participant loan is treated as a direct investment solely of the participant's individual account and the participant has discontinued payment of the loan as of the end of the year. For financial statement purposes, the loan balance is still considered as an outstanding loan until the loan obligation has been satisfied and is not treated as an actual distribution until which time the participant separates from employment and the participant's vested account balance is fully distributed.

                LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

5. Lyondell Chemical, Equistar Chemicals, and Lyondell-Citgo Plans Master Trust

The Master Trust was established on March 15, 1999 and is a pooled investment trust composed of the beneficial interests of certain participating defined contribution plans of Lyondell, Equistar Chemicals, LP and LYONDELL-CITGO Refining LP, all of which are related entities.

Net assets available for benefits of the Master Trust are presented below. Certain amounts from the prior period have been reclassified to conform to the current period presentation.

                                                                     December 31,
                                                         -------------------------------------
                                                               2002                 2001
                                                         ---------------        --------------
  ASSETS
  Investments, at fair value:
  Participant-Directed Investments:
          Mutual funds                                   $ 335,046,979           $ 396,056,977
          Common stock                                      47,754,077              92,432,062
          Participant loans receivable, at cost             41,791,462              41,337,383
          Money market funds                               162,365,960             154,093,187
          Self-directed brokerage accounts                  64,679,668              79,443,453
  Nonparticipant-Directed Investments:
          Common stock                                      73,369,870              54,234,070
                                                         -------------           -------------
            Total investments                              725,008,016             817,597,132
  Other receivables                                            167,690                  39,636
                                                         -------------           -------------

  NET ASSETS AVAILABLE FOR BENEFITS                      $ 725,175,706           $ 817,636,768
                                                         =============           =============

  Plan percentage                                                39.49%                  38.51%
                                                         =============           =============

                LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

Changes in net assets available for benefits of the Master Trust for the year ended December 31, 2002 are presented below.

                                               Participant        Nonparticipant           Trust
                                                 Directed            Directed              Total
                                             ----------------    ----------------    ----------------
Contributions:
  Employer                                   $     17,732,304    $      9,225,538    $     26,957,842
  Participant                                      41,384,965           1,097,567          42,482,532
  Rollover                                          1,930,837                 - -           1,930,837
                                             ----------------    ----------------    ----------------
    Total                                          61,048,106          10,323,105          71,371,211

Investment income (loss):
  Interest income                                   1,473,448                 - -           1,473,448
  Interest from participant loans                   2,785,387             247,818           3,033,205
  Dividend income                                   5,485,316           2,260,624           7,745,940
  Net depreciation in the fair
    value of investments                         (110,601,360)         (2,840,661)       (113,442,021)
                                             ----------------    ----------------    ----------------
      Net investment loss                        (100,857,209)           (332,219)       (101,189,428)
                                             ----------------    ----------------    ----------------
Benefits paid to participants                     (59,948,653)         (2,788,248)        (62,736,901)
                                             ----------------    ----------------    ----------------

Loan activity:
  Participant borrowings                            1,749,212          (1,749,212)                - -
  Participant repayments                           (1,382,498)          1,382,498                 - -
                                             ----------------    ----------------    ----------------
    Net loan activity                                 366,714            (366,714)                - -
                                             ----------------    ----------------    ----------------

Transfer activity:
  Net transfer from Participant-Directed
    Investments to Nonparticipant-Directed
      Investments                                 (13,054,497)         13,054,497                 - -
  Other, net                                          848,677            (754,621)             94,056
                                             ----------------    ----------------    ----------------
    Net transfer activity                         (12,205,820)         12,299,876              94,056
                                             ----------------    ----------------    ----------------
Net increase (decrease)                          (111,596,862)         19,135,800         (92,461,062)

Net assets available for benefits:
  Beginning of period                             763,402,698          54,234,070         817,636,768
                                             ----------------    ----------------    ----------------
  End of period                              $    651,805,836    $     73,369,870    $    725,175,706
                                             ================    ================    ================

                LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

6. Participating Plans' Equity in Net Assets of the Master Trust

The participating plans' equity in the net assets of the Master Trust was as follows:

                                                                   December 31,
                                                         --------------------------------
                                                              2002              2001
                                                         --------------    --------------
Equistar Chemicals, LP Savings and Investment Plan       $  313,957,738    $  359,877,004
Lyondell Chemical Company 401(k) and Savings Plan           286,367,409       314,869,841
LYONDELL-CITGO Refining LP 401(k) and Savings Plan
  for Non-Represented Employees                              71,694,575        83,834,697
LYONDELL-CITGO Refining LP 401(k) and Savings Plan
  for Represented Employees                                  52,785,457        58,680,750
Equistar Chemicals, LP Savings and Investment Plan
  for Hourly Represented Employees                              370,527           374,476
                                                         --------------    --------------
    Net Assets                                           $  725,175,706    $  817,636,768
                                                         ==============    ==============

7. Party-in Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan also invests in shares of Lyondell Chemical Company common stock, which also qualifies as party-in-interest transactions. Lyondell pays the costs of administering the Plan. These party-in interest transactions are permissible under provisions of ERISA.

                LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN
                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              LYONDELL CHEMICAL COMPANY
                                401(K) AND SAVINGS PLAN


                              By:    /s/ Allen C. Holmes
                                    --------------------------------------------
                                         ALLEN C. HOLMES
                                  Chairman, Benefits Administrative Committee



Date:  June 30, 2003

                                  EXHIBIT INDEX

                                                                              Sequentially
Exhibit                                                                       Numbered Page
  No.                                   Exhibit                               Where Located
  ---                                   -------                               -------------
  23                     Consent of PricewaterhouseCoopers LLP                     14
 99.1        Certification pursuant to Section 906 of the Sarbanes-Oxley           15
                                      Act of 2002